PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To prospectus dated March 16, 2010)	Registration No. 333-162866

6,500,976 SHARES OF COMMON STOCK, $2.50 PAR VALUE

OFFICEMAX

INCORPORATED

This prospectus supplement supplements the prospectus dated March 16, 2010, relating to the resale of 7,481,722 shares of our common stock to allow our master trust (the “Selling Stockholder”), which is the funding vehicle for the Company’s six tax-qualified employee pension benefit plans (the “Plans”), to resell, from time to time, shares of our common stock that we contributed as a voluntary, excess contribution to the Selling Stockholder. Since the date that we contributed such shares to the Selling Stockholder, the Selling Stockholder has sold 1,830,746 of the 8,331,722 shares contributed to the Selling Stockholder, and the 6,500,976 shares specified above represents the number of shares remaining to be sold. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2010, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements thereto.

Current Report on Form 8-K

On April 29, 2010, we filed with the Securities and Exchange Commission a Current Report on Form 8-K. The text of such Form 8-K is attached hereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 29, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report:	April 29, 2010
Date of earliest event reported:	April 29, 2010

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On April 29, 2010, OfficeMax Incorporated (the “Company”) issued an Earnings Release announcing its earnings for the first quarter of 2010. The earnings release is attached hereto as Exhibit 99.1. This information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference to such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1	OfficeMax Incorporated Earnings Release dated April 29, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 29, 2010

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel

EXHIBIT INDEX

Number	Description

Exhibit 99.1	OfficeMax Incorporated Earnings Release dated April 29, 2010

Exhibit 99.1

OfficeMax 263 Shuman Blvd. Naperville, IL 60563

News Release

Media Contact	Investor Contacts
Bill Bonner	Mike Steele	Tony Giuliano
630 864 6066	630 864 6826	630 864 6820

OFFICEMAX REPORTS FIRST QUARTER 2010 FINANCIAL RESULTS

NAPERVILLE, Ill., April 29, 2010 – OfficeMax® Incorporated (NYSE: OMX) today announced the results for its fiscal first quarter ended March 27, 2010. Total sales were $1,917.3 million in the first quarter of 2010, an increase of 0.3% from the first quarter of 2009. For the first quarter of 2010, OfficeMax reported net income available to OfficeMax common shareholders of $24.8 million, or $0.29 per diluted share.

Sam Duncan, Chairman and CEO of OfficeMax, said, “We are pleased with the start to 2010 and the solid performance our team delivered in the quarter. We believe our results reflect some of the stabilization we are seeing in economic trends, but primarily are indicative of the traction we are gaining in our growth and profitability initiatives.”

Summary Consolidated Results

(in millions, except per-share amounts)	1Q 10	1Q 09
Sales	$1,917.3	$1,911.7
Sales growth (from prior year period)	0.3%
Operating income	$49.4	$27.5
Adjusted operating income	$63.6	$37.4
Adjusted operating income margin	3.3%	2.0%
Adjusted diluted income per common share	$0.39	$0.23
Cash and cash equivalents	$539.7	$149.3
Available borrowing capacity	$564.8	$485.6

Adjusted income and adjusted diluted income per share are non-GAAP financial measures that exclude the effect of certain charges described below and in the footnotes to the accompanying financial statements. A reconciliation to the company’s GAAP financial results is included in this press release.

Results for the first quarter of 2010 and 2009 included certain charges that are not considered indicative of core operating activities. First quarter 2010 results included a $0.8 million pre-tax charge recorded in the Contract segment for severance related to reorganizations in U.S. Contract operations and a $13.4 million pretax charge recorded in the Retail segment related to store closures in the U.S. First quarter 2009 results included a $9.9 million pre-tax charge related to Retail store closures in the U.S. and Mexico, and a pre-tax benefit of $2.5 million recorded as other income related to tax distributions from the company’s investment in Boise Cascade Holdings, L.L.C.

Excluding the items described above, adjusted operating income in the first quarter of 2010 was $63.6 million, or 3.3% of sales, compared to adjusted operating income of $37.4 million, or 2.0% of sales in the first quarter of 2009. Adjusted net income available to OfficeMax common shareholders in the first quarter of 2010 was $33.5 million, or $0.39 per diluted share, compared to $17.4 million, or $0.23 per diluted share, in the first quarter of 2009.

Contract Segment Results

(in millions)	1Q 10	1Q 09
Sales	$963.0	$927.6
Sales growth (from prior year period)	3.8%
Gross profit margin	22.7%	21.0%
Segment income margin	3.5%	2.3%

OfficeMax Contract segment sales increased 3.8% (a decrease of 3.5% in local currency) compared to the prior year period to $963.0 million in the first quarter of 2010, reflecting a U.S. Contract operations sales decline of 3.9%, which was more than offset by an International Contract operations sales increase of 23.8% in U.S. dollars (a sales decrease of 2.6% in local currencies).

Contract segment gross profit margin increased to 22.7% in the first quarter of 2010 from 21.0% in the first quarter of 2009, reflecting improved gross profit margin at both the International and U.S. businesses primarily as a result of OfficeMax’s profitability initiatives. Contract segment operating, selling & administrative expense as a percentage of sales increased to 19.2% in the first quarter of 2010 from 18.7% in the first quarter of 2009, due to higher incentive compensation expense, partially offset by reduced payroll expense. Contract segment income was $33.8 million, or 3.5% of sales, in the first quarter of 2010 compared to $21.5 million, or 2.3% of sales, in the first quarter of 2009.

Retail Segment Results

(in millions)	1Q 10	1Q 09
Sales	$954.3	$984.1
Same-store sales decline (from prior year period)	-2.5%
Gross profit margin	30.1%	27.5%
Segment income margin	4.1%	2.6%

OfficeMax Retail segment sales decreased 3.0% to $954.3 million in the first quarter of 2010 compared to the first quarter of 2009, reflecting a same-store sales decrease of 2.5% and fewer stores. Retail same-store sales for the first quarter of 2010 declined primarily due to a continued weak market environment; however, the Retail segment same-store sales decrease improved from the 6.7% decrease in the fourth quarter of 2009 reflecting favorable sales trends in the U.S. and Mexico.

Retail segment gross profit margin increased to 30.1% in the first quarter of 2010 from 27.5% in the first quarter of 2009, primarily due to increased product margins as a result of promotional discipline and higher private label sales. Retail segment operating, selling & administrative expense as a percentage of sales increased to 26.0% in the first quarter of 2010 compared to 24.9% in the first quarter of 2009 primarily due to higher incentive compensation expense. Retail segment income was $38.8 million, or 4.1% of sales, in the first quarter of 2010 compared to $25.3 million, or 2.6% of sales, in the first quarter of 2009.

OfficeMax ended the first quarter of 2010 with a total of 1,003 retail stores, consisting of 926 retail stores in the U.S. and 77 retail stores in Mexico. During the first quarter of 2010, OfficeMax closed seven retail stores in the U.S.

Corporate and Other Segment Results

The OfficeMax Corporate and Other segment includes support staff services and certain other expenses that are not fully allocated to the Retail and Contract segments. Corporate and Other segment operating, selling & administrative expense was $9.0 million in the first quarter of 2010 compared to $9.4 million in the first quarter of 2009.

Balance Sheet and Cash Flow

As of March 27, 2010, OfficeMax had total debt of $296.4 million, excluding $1,470.0 million of non-recourse debt which relates to timber securitization notes that have recourse limited to the timber installment notes receivable and related guarantees. At the end of the first quarter 2010, OfficeMax had $539.7 million in cash and cash equivalents, and $564.8 million in available (unused) borrowing capacity under its U.S., Canadian and new Australasian revolving credit facilities. The company’s unused borrowing capacity reflects an available borrowing base of $625.4 million, zero outstanding borrowings, and $60.6 million of standby letters of credit.

During the first three months of 2010, OfficeMax generated $64.0 million of cash provided by operations which reflected significant reductions in inventory levels and good working capital management. OfficeMax invested $9.2 million for capital expenditures in the first quarter of 2010 compared to $10.9 million in the first quarter of 2009.

Outlook

Mr. Duncan added, “With our five-year strategic growth plan in place, we are confident that we have the right strategy to transform into an office effectiveness and efficiency solutions company and to achieve our 2010 and long-term financial objectives. Accordingly, our five-year growth plan has three key elements: expanding our core business, pursuing opportunities in adjacent markets and enhancing our infrastructure to support our growth. Our cash flow management is allowing us to maintain a strong financial position as we continue to invest in the business. While we expect the road to recovery will not be smooth, we are optimistic about our future.”

To date in the second quarter, the company has experienced domestic year-over-year sales declines which were unfavorable to the first quarter 2010 year-over-year domestic sales decline. Also, the company expects to continue facing some near-term headwinds from challenging macroeconomic conditions, such as U.S. unemployment trends, with these trends beginning to work in the company’s favor toward the latter part of the year. Additionally, the company plans to invest in initiatives to drive growth, and the successful execution of these initiatives is expected to benefit operations and financial results in the long-term.

Based on these assumptions, OfficeMax anticipates that for the second quarter, total company sales will be slightly higher than the prior year second quarter primarily due to the favorable impact of foreign currency translation, and adjusted operating income margin will be higher than the prior year second quarter, but less than the first quarter 2010 year-over-year improvement. For the full year 2010, OfficeMax anticipates that total company sales will be slightly higher than in 2009 primarily due to the favorable impact of foreign currency translation, and adjusted operating income margin will be higher than 2009, but less than the first quarter 2010 year-over-year improvement.

The company’s outlook also includes the following assumptions for the full year 2010:

•	Pension expense of approximately $7 million and cash contributions to the frozen pension plans of approximately $4 million

•	Capital expenditures of approximately $90-110 million, primarily related to technology and infrastructure investments and upgrades

•	Depreciation & amortization of approximately $105-115 million

•	Interest expense of approximately $74-78 million and interest income of approximately $41-43 million

•	Effective tax rate slightly less than the company’s marginal tax rate of approximately 39 percent

•	Cash flow from operations is expected to be positive, although lower than it was for 2009

•	Liquidity position remaining strong

•	Net reduction in retail store count for the year with two planned openings in Mexico and approximately 15 store closings in the U.S.

Forward-Looking Statements

Certain statements made in this press release and other written or oral statements made by or on behalf of the company constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the company’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. Management believes that these forward-looking statements are reasonable. However, the company cannot guarantee that the macroeconomy will perform within the assumptions underlying our projected outlook, or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. These statements are based on current expectations and speak only as of the date they are made. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding the company that may cause results to differ from expectations are included in the company’s Annual Report on Form 10-K for the year ended December 26, 2009, under Item 1A “Risk Factors”, and in the company’s other filings with the SEC.

Conference Call Information

OfficeMax will host a webcast and conference call with analysts and investors to review its first quarter 2010 financial results today at 10:00 a.m. Eastern Time (9:00 a.m. Central Time). The live audio webcast of the conference call can be accessed via the Internet by visiting the OfficeMax website at http://investor.officemax.com. The webcast will be archived and available online for one year following the call and will be posted on the “Presentations” page located within the “Investors” section of the OfficeMax website.

About OfficeMax

OfficeMax Incorporated (NYSE: OMX) is a leader in both business-to-business office products solutions and retail office products. The OfficeMax mission is simple. We help our customers do their best work. The company provides office supplies and paper, in-store print and document services through OfficeMax ImPress®, technology products and solutions, and furniture to consumers and to large, medium and small businesses. OfficeMax customers are served by over 30,000 associates through direct sales, catalogs, e-commerce and more than 1,000 stores. To find the nearest OfficeMax, call 1-877-OFFICEMAX. For more information, visit www.officemax.com.

# # #

OFFICEMAX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(unaudited)

(thousands)

	March 27, 2010	December 26, 2009
ASSETS
Current assets:
Cash and cash equivalents	$539,744	$486,570
Receivables, net	540,935	539,350
Inventories	725,715	805,646
Deferred income taxes and receivables	123,255	133,836
Other current assets	59,931	55,934

Total current assets	1,989,580	2,021,336

Property and equipment:
Property and equipment	1,318,665	1,316,855
Accumulated depreciation	(910,840)	(894,707)

Property and equipment, net	407,825	422,148

Intangible assets, net	83,293	83,806
Timber notes receivable	899,250	899,250
Deferred income taxes	309,008	300,900
Other non-current assets	342,768	342,091

Total assets	$4,031,724	$4,069,531

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$22,640	$22,430
Accounts payable	634,850	687,340
Income taxes payable	9,134	3,389
Accrued liabilities and other	345,760	378,533

Total current liabilities	1,012,384	1,091,692

Long-term debt, less current portion	273,719	274,622
Non-recourse debt	1,470,000	1,470,000

Other long-term obligations:
Compensation and benefits	277,504	277,247
Other long-term liabilities	434,336	424,715

Total other long-term liabilities	711,840	701,962

Noncontrolling interest in joint venture	39,880	28,059

Shareholders' equity:
Preferred stock	34,589	36,479
Common stock	212,028	211,562
Additional paid-in capital	982,789	989,912
Accumulated deficit	(578,105)	(602,242)
Accumulated other comprehensive loss	(127,400)	(132,515)

Total shareholders' equity	523,901	503,196

Total liabilities and equity	$4,031,724	$4,069,531

OFFICEMAX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(thousands, except per-share amounts)

	Quarter Ended
	March 27, 2010	March 28, 2009
Sales	$1,917,254	$1,911,724
Cost of goods sold and occupancy costs	1,411,788	1,446,162

Gross profit	505,466	465,562

Operating expenses:
Operating and selling expenses	362,970	358,679
General and administrative expenses	78,955	69,444
Other operating expenses (a)	14,188	9,940

Total operating expenses	456,113	438,063

Operating income	49,353	27,499

Other income (expense):
Interest expense	(18,316)	(19,348)
Interest income	10,616	10,462
Other income, net (b)	51	2,627

	(7,649)	(6,259)

Income before income taxes	41,704	21,240
Income tax expense	(15,401)	(8,210)

Net income attributable to OfficeMax and noncontrolling interest	26,303	13,030
Joint venture results attributable to noncontrolling interest	(855)	889

Net income attributable to OfficeMax	25,448	13,919

Preferred dividends	(669)	(772)

Net income available to OfficeMax common shareholders	$24,779	$13,147

Basic income per common share	$0.29	$0.17

Diluted income per common share	$0.29	$0.17

Weighted Average Shares
Basic	84,655	76,128
Diluted	85,847	77,141

(a)	First quarter 2010 and 2009 include charges recorded in our Retail segment of $13.4 million and $9.9 million, respectively, related to store closures in the U.S. and Mexico (2009 only). The cumulative effect of these items reduced net income by $8.2 million and $5.9 million, or $0.09 and $0.08 per diluted share for 2010 and 2009, respectively. First quarter of 2010 also includes a charge recorded in our Contract segment of $0.8 million for severance related to reorganizations in our U.S. Contract operations. The effect of this item reduced net income by $0.5 million, or $0.01 per diluted share.
(b)	Other income, net includes income for tax distributions related to our investment in Boise Cascade Holdings, L.L.C. of $2.5 million in the first quarter of 2009. This item increased net income by $1.6 million, or $0.02 per diluted share in 2009.

OFFICEMAX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(thousands)

	Quarter Ended
	March 27, 2010	March 28, 2009
Cash provided by operations:
Net income attributable to OfficeMax and noncontrolling interest	$26,303	$13,030
Items in net income not using (providing) cash:
Depreciation and amortization	26,415	29,867
Other	2,220	4,743
Changes in operating assets and liabilities:
Receivables and inventory	82,918	117,108
Accounts payable and accrued liabilities	(86,455)	(161,948)
Income taxes and other	12,627	288

Cash provided by operations	64,028	3,088

Cash used for investment:
Expenditures for property and equipment	(9,245)	(10,871)
Proceeds from sale of assets	415	348

Cash used for investment	(8,830)	(10,523)

Cash used for financing:
Cash dividends paid	(1,348)	(1,621)
Changes in debt, net	(836)	(9,788)
Other	(827)	(2,806)

Cash used for financing	(3,011)	(14,215)

Effect of exchange rates on cash and cash equivalents	987	126
Increase (decrease) in cash and cash equivalents	53,174	(21,524)
Cash and cash equivalents at beginning of period	486,570	170,779

Cash and cash equivalents at end of period	$539,744	$149,255

OFFICEMAX INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

NON-GAAP RECONCILIATION

(unaudited)

(millions, except per-share amounts)

	Quarter Ended
	March 27, 2010			March 28, 2009
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Sales	$1,917.3	$—	$1,917.3	$1,911.7	$—	$1,911.7
Cost of goods sold and occupancy costs	1,411.8	—	1,411.8	1,446.2	—	1,446.2

Gross profit	505.5	—	505.5	465.5	—	465.5

Operating expenses:
Operating and selling expenses	362.9	—	362.9	358.7	—	358.7
General and administrative expenses	79.0	—	79.0	69.4	—	69.4
Other operating expenses (a)	14.2	(14.2)	—	9.9	(9.9)	—

Total operating expenses	456.1	(14.2)	441.9	438.0	(9.9)	428.1

Operating income (loss)	49.4	14.2	63.6	27.5	9.9	37.4

Other income (expense):
Interest expense	(18.3)	—	(18.3)	(19.4)	—	(19.4)
Interest income	10.6	—	10.6	10.5	—	10.5
Other income, net (b)	—	—	—	2.6	(2.5)	0.1

	(7.7)	—	(7.7)	(6.3)	(2.5)	(8.8)

Income before income taxes	41.7	14.2	55.9	21.2	7.4	28.6
Income tax expense	(15.4)	(5.5)	(20.9)	(8.2)	(2.8)	(11.0)

Net income attributable to OfficeMax and noncontrolling interest	26.3	8.7	35.0	13.0	4.6	17.6
Joint venture results attributable to noncontrolling interest	(0.9)	—	(0.9)	0.9	(0.3)	0.6

Net income attributable to OfficeMax	25.4	8.7	34.1	13.9	4.3	18.2

Preferred dividends	(0.6)	—	(0.6)	(0.8)	—	(0.8)

Net income available to OfficeMax common shareholders	$24.8	$8.7	$33.5	$13.1	$4.3	$17.4

Basic income per common share	$0.29	$0.11	$0.40	$0.17	$0.06	$0.23

Diluted income per common share	$0.29	$0.10	$0.39	$0.17	$0.06	$0.23

Weighted Average Shares
Basic	84,655		84,655	76,128		76,128
Diluted	85,847		85,847	77,141		77,141

(a)	First quarter 2010 and 2009 include charges recorded in our Retail segment of $13.4 million and $9.9 million, respectively, related to store closures in the U.S. and Mexico (2009 only). The cumulative effect of these items reduced net income by $8.2 million and $5.9 million, or $0.09 and $0.08 per diluted share for 2010 and 2009, respectively. First quarter of 2010 also includes a charge recorded in our Contract segment of $0.8 million for severance related to reorganizations in our U.S. Contract operations. The effect of this item reduced net income by $0.5 million, or $0.01 per diluted share. (b) Other income, net includes income for tax distributions related to our investment in Boise Cascade Holdings, L.L.C. of $2.5 million in the first quarter of 2009. This item increased net income by $1.6 million, or $0.02 per diluted share in 2009.

OFFICEMAX INCORPORATED AND SUBSIDIARIES

CONTRACT SEGMENT STATEMENTS OF OPERATIONS

(unaudited)

(millions, except per-share amounts)

	Quarter Ended
	March 27, 2010		March 28, 2009
Sales	$963.0		$927.6

Gross profit	218.4	22.7%	194.6	21.0%
Operating, selling and general and administrative expenses	184.6	19.2%	173.1	18.7%

Segment income	$33.8	3.5%	$21.5	2.3%

Other operating expenses	0.8	0.1%	—	0.0%

Operating income	$33.0	3.4%	$21.5	2.3%

Note: Management evaluates the segments’ performances based on operating income (loss) after eliminating the effect of certain operating matters such as severances, facility closures, and assets impairments, that are not indicative of our core operations (“segment income”.)

OFFICEMAX INCORPORATED AND SUBSIDIARIES

RETAIL SEGMENT STATEMENTS OF OPERATIONS

(unaudited)

(millions, except per-share amounts)

	Quarter Ended
	March 27, 2010		March 28, 2009
Sales	$954.3		$984.1

Gross profit	287.1	30.1%	271.0	27.5%
Operating, selling and general and administrative expenses	248.3	26.0%	245.7	24.9%

Segment income	$38.8	4.1%	$25.3	2.6%

Other operating expenses	13.4	1.4%	9.9	1.0%

Operating income	$25.4	2.7%	$15.4	1.6%

Note: Management evaluates the segments’ performances based on operating income (loss) after eliminating the effect of certain operating matters such as severances, facility closures, and assets impairments, that are not indicative of our core operations (“segment income”.)

Reconciliation of non-GAAP Measures to GAAP Measures

In addition to assessing our operating performance as reported under U.S. generally accepted accounting principles (GAAP), we also evaluate our results of operations before non-operating legacy items and operating items that are not indicative of our core operating activities such as severances, facility closures, and asset impairments. We believe our presentation of financial measures before, or excluding, these items, which are non-GAAP measures, enhances our investors’ overall understanding of our recurring operational performance and provides useful information to both investors and management to evaluate the ongoing operations and prospects of OfficeMax by providing better comparisons. Whenever we use non-GAAP financial measures, we designate these measures as “adjusted”. We reconcile all non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure. In the preceding tables, we reconcile our non-GAAP financial measures to our reported GAAP financial results for the first quarter of 2010 and 2009.

Although we believe the non-GAAP financial measures enhance an investor’s understanding of our performance, our management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The non-GAAP financial measures we use may not be consistent with the presentation of similar companies in our industry. However, we present such non-GAAP financial measures in reporting our financial results to provide investors with an additional tool to evaluate our operating results in a manner that focuses on what we believe to be our ongoing business operations.